Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Media Release

Roche

05011116

SEC MAIL PROCESSING
RECEIVED
SEP 08 2005
WASH. DC 209 SECTION

SUPPL

Basel, 26 August

Hanspeter Kyburz to be commissioned to write the third *Roche Commissions* composition

Tomorrow (Saturday) morning, Roche is to commission the third *Roche Commissions* composition from the Swiss composer Hanspeter Kyburz. A ceremony will be held at the Roche Forum Buonas near Lucerne to initiate the third cycle of this innovative cultural project. Hanspeter Kyburz's composition will receive its world premiere at the Culture and Convention Center (KKL) in Lucerne on 2 September 2006 during the Lucerne Festival, SOMMER, while its first performance in the United States will be given in New York's Carnegie Hall on 5 October 2006 (date to be confirmed).

Speaking about the third composition commission, Franz B. Humer, Chairman and CEO of the Roche Group, said "I am delighted that such an important musician has accepted this third *Roche Commissions* award. Switzerland's Hanspeter Kyburz has repeatedly demonstrated his interest in breaking new ground and is one of the most innovative musicians of our time. He exemplifies the striving for innovation that characterises all partners of *Roche Commissions* – the Lucerne Festival, the Cleveland Orchestra, the Carnergie Hall and Roche."

Hanspeter Kyburz, born to Swiss parents in Lagos (Nigeria) in 1960, is one of the most gifted and best-known of Switzerland's middle generation of composers. His work is performed by pre-eminent ensembles at all major festivals. With his analytical philosopher's mind and outstanding gifts as a composer he has produced a succession of exciting and sensuously gripping musical works. For *Roche Commissions*, Hanspeter Kyburz would like to realise a long-cherished dream of composing a work for voices and orchestra.

PROCESSED
SEP 12 2005
THOMSON FINANCIAL

About *Roche Commissions*

Under the auspices of *Roche Commissions*, Roche regularly awards a composition commission to an

9/12

F. Hoffmann-La Roche Ltd 4070 Basel, Switzerland Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

outstanding contemporary composer. Roche selects the composer on the basis of recommendations made by the artistic directors of the Lucerne Festival, Carnegie Hall and the Cleveland Orchestra. The commissioned work is premiered by the Cleveland Orchestra under Franz Welser-Möst in the course of the Lucerne Festival, SOMMER. The following season, the same orchestra performs it for the first time in the United States at Carnegie Hall.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of diseases, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of drugs for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai. Additional information about the Roche Group is available on the Internet at www.roche.com. Besides its commitment to humanitarian causes, Roche has a tradition of support for cultural activities, particularly in the field of modern classical music and contemporary art. Thus on the occasion of the Group's centenary in 1996, Roche provided full financing for the Mario Botta-designed Museum Tinguely which it presented to Basel.

Further information

- Lucerne Festival: www.lucernefestival.ch
- Cleveland Orchestra: www.clevelandorch.com
- Carnegie Hall: www.carnegiehall.org

Roche Group Media Office

Telephone: +41 61 688 8888 / Email: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Media Release

Basel, 24 August, 2005

Roche donates 3 million treatments of antiviral Tamiflu to the WHO for use in an influenza pandemic

Roche announced today that it will donate 3 million treatments, or 30 million doses, of the antiviral Tamiflu (oseltamivir) to the World Health Organization (WHO). This "Rapid Response Stockpile" can be used by the WHO at the site of a new and potentially pandemic outbreak of human influenza, in order to reduce morbidity and mortality and to contain or delay the spread of this outbreak. Should such an outbreak occur, the WHO will work in partnership with the country concerned to co-ordinate the distribution of the antiviral and to promote the most effective use of the product.

"We realize how important it is for governments to have stockpiles of Tamiflu in place when an influenza pandemic hits, as the production lead time is about 12 months. In order to increase the availability of the drug, we have taken steps to increase our manufacturing capacity, doubling manufacturing capacity both in 2004 and again in 2005, with further increase planned in 2006. In addition, manufacturing facilities producing Tamiflu have increased from one to three, with a fourth facility available later in 2005", commented William M. Burns, CEO Division Roche Pharma. "We believe that with these forward looking actions we are well placed in our collaboration with world governments on their plans to manage a potential health crisis".

"This donation is a critical early step designed to directly address an influenza pandemic at the place of origin, thereby potentially slowing the initial national and international spread of the virus. An influenza pandemic would be a serious threat to public health, and it is therefore critical that all countries take steps now to follow the WHO guidance and ensure that local pandemic plans are in place" commented. LEE Jong-wook, the Director-General of the World Health Organization.

Roche and the WHO underscore that the "Rapid Response Stockpile" is not a replacement for national antiviral stockpiles which should be considered as one of a number of measures of national pandemic preparedness consistent with the national priorities of each country.

Influenza pandemics occur approximately every 40 years, and experts caution that it is a case of when, not if, the next pandemic will strike.

The H5N1 avian influenza strain originating in Asia is considered by experts to be the most likely source of the next pandemic. Tamiflu is designed to be active against all clinically relevant influenza viruses, including H5N1, and data suggest it could be effective against any mutating strain of the virus– the key to a pandemic. An orally administered treatment, Tamiflu is systemically active, and can protect against the virus at all sites in the body, whilst currently, other neuraminidase inhibitors can only provide protection from influenza within the lungs.

Roche has been working with many governments over the last few months to discuss their needs for stockpiling of Tamiflu and has received and fulfilled orders from around 30 countries. The magnitude of these orders varies from country to country: for instance, France, Finland, Iceland, Ireland, Luxembourg, Netherlands, New Zealand, Norway, Switzerland, and the UK are stockpiling or intending to stockpile adequate Tamiflu supplies to cover 20-40% of their population.

About Tamiflu (oseltamivir)

Tamiflu is designed to be active against all clinically relevant influenza viruses. It works by blocking the action of the neuraminidase enzyme on the surface of the virus. When neuraminidase is inhibited, the virus is not able to spread to and infect other cells in the body.

Tamiflu delivers:

- 38 percent reduction in the severity of symptoms
- 67 percent reduction in secondary complications such as bronchitis, pneumonia and sinusitis in otherwise healthy individuals
- 37 percent reduction in the duration of influenza illness
- Tamiflu was shown to provide up to 89 percent overall protective efficacy against clinical influenza in adults and adolescents who had been in close contact with influenza-infected patients

In children, Tamiflu delivers:

- 36 percent reduction in the severity and duration of influenza symptoms
- 44 percent reduced incidence of associated otitis media as compared to standard care

Avian Influenza and Pandemics

Most avian influenza viruses are not infectious to humans, but, should an avian and a human influenza virus co-infect a human or a pig, the virus strains can join, mutate and create a completely new virus, which may be transmissible from animals to humans, and from humans to humans. Such a strain would be entirely new in composition, so vaccines developed and administered to date to protect humans during seasonal epidemics, would be ineffective against this new strain, leaving the population vulnerable to infection. Experts believe the next influenza pandemic could result from such a mutation of virus strains.

World Health Organisation

The WHO has recommended as part of its Pandemic Preparedness Plan that countries establish stockpiles of antiviral treatments such as Tamiflu, which are effective against all strains of the influenza virus. The Pandemic Preparedness Plan, along with details of the 15 countries that have implemented national plans, can be viewed at:

http://www.who.int/csr/resources/publications/influenza/WHO_CDS_CSR_EDC_99_1/en/

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-focused healthcare groups in the fields of pharmaceuticals and diagnostics. As a supplier of innovative products and services for the early detection, prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is a world leader in diagnostics, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2004 sales by the Pharmaceuticals Division totalled 21.7 billion Swiss francs, while the Diagnostics Division posted sales of 7.8 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Additional information

- Roche Health Kiosk, Influenza: www.health-kiosk.ch/start_grip.htm
- About Tamiflu: www.roche.com/med_mbtamiflu05e.pdf
- About influenza: www.roche.com/med_mbinfluenza05e.pdf
- WHO: Global influenza programme: /www.who.int/csr/disease/influenza/en/

- WHO: Avian flu: www.who.int/mediacentre/factsheets/avian_influenza/en/

Roche Group Media Office

Phone: +41-61-688 8888 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head of Roche Group Media Office)
- Katja Prowald (Head of Science Communications)
- Martina Rupp